SECU 06002956 MISSION

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SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH. D.C. 213 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48454

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AVERIL CAPITAL MARKETS GROUP, INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1901 AVENUE OF THE STARS, SUITE 350
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MS. DIANA L. MARANON 310/553-5351
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., SUITE 255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

PROCESSED MAY 11 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DIANA L. MARANON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVERIL CAPITAL MARKETS GROUP, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEORGIA F. SHAW
Commission # 1594071
Notary Public - California
Los Angeles County
My Comm. Expires Jul 9, 2009

Signature DIANA L. MARANON

PRESIDENT
Title

Notary Public GEORGIA F. SHAW

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Goodrich, Goodyear & Hinds
An Accountancy Corporation

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

We have audited the accompanying statement of financial condition of Averil Capital Markets Group, Inc. as of December 31, 2005, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Averil Capital Markets Group, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 9 thru 12 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule l7a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
January 12, 2006

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash in bank		$ 44,300
Prepaid expenses		6,072
Property and equipment:		
Furniture and fixtures	$ 206,650	
Office equipment	105,608	
Leasehold improvements	43,936	
	356,194	
Accumulated depreciation	(153,579)	
Net property and equipment		202,615
Deposits		10,099
Deferred tax asset		209,000
Receivable from affiliate		3,266
Total assets		$ 475,352

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		$ -
Commitments		-
Stockholder's equity:		
Common stock, no par value per share; authorized, issued and outstanding – 1,000 shares	$ 10,000	
Additional paid-in capital	704,000	
Accumulated deficit	(238,648)	
Total stockholder's equity		475,352
Total liabilities and stockholder's equity		$ 475,352

The accompanying notes are an integral part of the financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2005

Revenues:		
Consulting fees, including reimbursed expenses		$ 1,744,294
Total revenues		1,744,294
Expenses:		
Auto expense	$ 27,502	
Bad debt expense	1,513,065	
Business promotion	13,831	
Consulting	33,653	
Courier	5,864	
Database	35,231	
Depreciation	50,000	
Dues and subscriptions	7,246	
Equipment rental and maintenance	46,374	
Insurance	25,337	
Office supplies	36,746	
Regulatory fees	5,068	
Salaries, wages and staff costs	206,043	
Parking	13,510	
Professional fees	13,253	
Publications	7,461	
Rent	110,716	
Taxes - payroll	19,952	
Taxes – other	8,960	
Telephone	19,193	
Meals and entertainment	21,749	
Travel	109,381	
Other	2,505	
Total expenses		2,332,640
Loss before income taxes		(588,346)
Income tax benefit		231,200
Net loss		$ (357,146)

The accompanying notes are an integral part of the financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at December 31, 2004	$ 10,000	249,000	118,498	377,498
Net loss for the year ended December 31, 2005	-	-	(357,146)	(357,146)
Capital contributions	-	455,000	-	455,000
Balance at December 31, 2005	$ 10,000	704,000	(238,648)	475,352

The accompanying notes are an integral part of the financial statements.

AVERIL CAPITAL MARKETS GROUP, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net loss		$ (357,146)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:		
Depreciation	$ 50,000	
Decrease in accounts payable	(2,563)	
Decrease in income taxes payable	(9,654)	
Decrease in deferred taxes payable	(23,000)	
Decrease in prepaid expenses	3,595	
Increase in deferred tax asset	(209,000)	
Total adjustments		(190,622)
Net cash flows used for operating activities		(547,768)
Cash flows from investing activities:		
Purchase of equipment	(29,518)	
Decrease in due from affiliates	25,822	
Net cash flows used for investing activities		(3,696)
Cash flows from financing activities:		
Prepayment of loans from stockholder	(390,934)	
Additional capital contributed by stockholder	455,000	
Net cash flows provided by financial activities		64,066
Net decrease in cash		(487,398)
Cash at beginning of year		531,698
Cash at end of year		$ 44,300

SUPPLEMENTAL CASH INFORMATION

Cash payments for:	
Income taxes	$ 5,141
Interest expense	$ -

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenue has consisted of consulting fees and transaction fees earned in connection with its advisory activities.

Averil Capital Markets Group, Inc. is a boutique corporate advisory practice offering specialized financial advisory services to a broad roster of clients ranging from small, emerging growth to middle market companies. In particular, the Company specializes in mergers and acquisitions and capital-raising transactions. Under the primary direction of Ms. Maranon, the Company offers advisory services across various transactional situations including acquisitions, divestitures, private placements and recapitalizations. The Company also provides specialized consulting services in connection with transactional events requiring substantial specialized advice such as launching an initial public offering, formulating a capitalization strategy for a new company, or developing an international mergers and acquisitions program.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided over their estimated useful lives which ranges from five to fifteen years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

SIPC

The SIPC assessments have been determined fairly in accordance with applicable instructions and were remitted timely.

Income Taxes

Income tax expense includes federal and state taxes currently payable and deferred income taxes. Deferred taxes result from timing differences between reporting for financial statements purposes and tax purposes primarily consisting of accelerated depreciation for tax and straight-line for books and the use of accrual method for book and cash basis for tax return purposes as well as the tax benefit of net operating loss carryforwards.

(2) COMMITMENTS

The Company has entered into a lease agreement for its office facilities which expires in January 2008. Minimum future rental payments under this non-cancellable lease for each year of the next five years and thereafter are as follows:

Year Ended December 31,	Amount
2006	$ 117,371
2007	120,896
2008	10,099
Total	$ 248,366

The Company also has entered into an operating lease related to certain office equipment. The lease expires in April 2007. Minimum future rental payments under this non-cancellable operating lease for each of the years through the expiration of the lease are as follows:

Year Ended December 31,	Amount
2006	$ 27,792
2007	9,264
Total	$ 37,056

(3) PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following components:

	Current	Deferred	Total
Federal	$ -	$ (180,000)	$(180,000)
California	800	(52,000)	(51,200)
Total	$ 800	$ (232,000)	$(231,200)

Deferred taxes are accounted for under Financial Accounting Standard No. 109 (FAS 109) which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of such differences. Deferred taxes result primarily from the use of accelerated depreciation for tax purposes and straight-line for financial reporting purposes and the use of the accrual method for financial reporting whereas the cash method is used for tax purposes as well as the tax benefits of net operating loss carryforwards.

The Company has available at December 31, 2005, approximately $550,000 of loss carryforwards that may be applied against future taxable income through 2025.

(4) BAD DEBT EXPENSE

Early in 2005, the Company participated in a transaction which generated fee revenue of $1,513,065. The Company recorded the revenue and corresponding accounts receivable. Subsequent to the finalization of this transaction, the ability of the customer to remit the funds due became increasing questionable resulting in the eventual write-off of the receivable which has been recorded as "Bad Debt Expense" in the accompanying Statement of Income (Loss).

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2005, the net capital was $44,300 which exceeded the required minimum capital by $39,300. The aggregate indebtedness to net capital ratio was not applicable because there was no aggregate indebtedness at that date.

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

Total equity from statement of financial condition		$ 475,352
Less non-allowable assets:		
Prepaid expenses	$ 6,072	
Deposits	10,099	
Property and equipment, net	202,615	
Deferred tax asset	209,000	
Receivable from affiliates	3,266	431,052
Net capital		$ 44,300

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ -
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 44,300
Excess net capital	$ 39,300

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	N/A
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

AVERIL CAPITAL MARKETS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

AVERIL CAPITAL MARKETS GROUP, INC.
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

Not Applicable – The Company is exempt pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

AVERIL CAPITAL MARKETS GROUP, INC.
RECONCILIATION OF NET CAPITAL

DECEMBER 31, 2005

Net capital as reported in unaudited Focus Report Part IIA		$ 17,184
Adjustments related to:		
Reduction in deferred taxes payable	$ 23,000	
Reduction in income taxes payable	4,520	
Adjust other payables	(404)	
Total adjustments		27,116
Net capital as reported in audited financial statements		$ 44,300

The computation of net capital as reported in the unaudited Part IIA filing differs from the audited net capital for the reasons noted above. The differences, while material, resulted in an increase in net capital and the Company is in compliance with its net capital requirements.

Goodrich, Goodyear & Hinds

An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Averil Capital Markets Group, Inc.
Los Angeles, California

In planning and performing our audit of the financial statements of Averil Capital Markets Group, Inc. for the year ended December 31, 2005, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Vasquez, Goodgear & Hinds

Long Beach, California
January 12, 2006